SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant       [   ]

Filed by a Party other than the Registrant        [ X ]

Check the appropriate box:

[X ]  Preliminary Proxy Statement

[  ]  Definitive Proxy Statement

[  ]  Definitive Additional Materials

[  ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

Pier 1 Imports, Inc.

Name of Person(s) Filing Proxy Statement:

United Food & Commercial Workers Union, Local 99R

Payment of Filing Fee (check the appropriate box)

[X ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or

     14a-6(j) (2).

[  ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[  ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

     1)  Title of each class of securities to which transaction applies:
  ____________________________________________________________

     2) Aggregate number of securities to which transaction applies:

 _____________________________________________________________

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  (1)

 _____________________________________________________________

     4) Proposed maximum aggregate value of transaction:

 _____________________________________________________________

(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount previously paid:

        ____________________________

     2) Form, Schedule or Registration Statement No:

       ______________________________

     3) Filing Party: _________________________

     Date Filed: _______________________________

                   PRELIMINARY PROXY STATEMENT

INDEPENDENT SHAREHOLDER SOLICITATION

FOR PROPOSAL FOR CONFIDENTIAL SHAREHOLDER VOTING AT

     PIER 1 IMPORTS, INC.
     Annual Stockholders Meeting
     June 27, 1996
     Time and location TBA
     Fort Worth TX

Date sent to shareholders:
March 19, 1996

UFCW 99R
2501 West Dunlap Avenue
Phoenix, AZ  85021

Dear Fellow Pier 1 Shareholder:

     We urge you to vote FOR our shareholder proposal to allow Pier 1 shareholders to have secret ballot voting.

     Hundreds of companies have some form of confidential voting.
Voting for leadership is, in our view, a private matter. Secret ballot voting is how union officials and most government officials are elected.

     Shareholders often have business and personal relationships with members of the Board which go beyond owning Pier 1 stock:
for examples, Pier 1 employees or banks or insurance companies which rely on Pier 1 for an income may fear voting stock held in their names contrary to management's recommendation. We in no way suggest management has threatened to retaliate against shareholders. However, shareholders should have the right to vote as they see fit without having anything to fear.

     We feel all shareholders deserve the confidentiality accorded employees who hold through benefit plans: they have the right to confidentially vote shares held in those plans through the plan's trustees. These employees should be able to buy stock outside the plans and not have to give up confidentiality in the process.

     On what issues might shareholders and management disagree, making confidentiality particularly important? Some examples:

(1) GOLDEN PARACHUTES: Pier 1 has so-called "post-employment consulting agreements" which allow an executive to quit his Pier
1 job in response to a variety of changes and then collect "consulting fees" for up to 24 months. This golden parachute can be triggered by quitting because of a reduction in title, relocation of the executive's office more than 50 miles, or reduction in base salary or benefits not meted out to all similarly-situated employees.

     Some shareholders may object to all forms of golden parachute, while others may feel executives should be paid well for doing well by shareholders, or perhaps cushioned from the blow of discharge, but not rewarded for quitting.

(2) POISON PILL: Management enjoys the benefit of a so-called
"share purchase rights plan" (poison pill), enacted without shareholder approval, by which a takeover opposed by management can be resisted through the issuance of new stock.

(3) AUDITING PERFORMANCE: The Company recently lost $20 million in funds which it had invested with Capital Insight, an investment manager. This manager also handled personal accounts for Pier 1's Chief Financial Officer Herndon (discharged after this came out) and in the past for Triton Group (headed by Pier 1 director Red Scott).

     In the year ending 2/95, the audit committee of Pier 1's board met twice. In that year the committee consisted of the following three directors:

     * Sally McKenzie (her principal occupation described in the proxy statement as "volunteer leader");

     * Martin Berman (he joined the Board in June 1994; he was with Smith Barney until 4/95, which did business with Pier 1; his wholly-owned company has done business with Pier 1 with regard to corporate jet, and his brother's investment fund received management fees from Pier 1); and

     * James M. Hoak, Jr. (during that year, his positions included Chairman of Heritage Media, Chairman of Crown Media Inc. and directorships at 4 other companies).

     Some shareholders might wish an audit committee which met more often, or had no members receiving business directly or indirectly from the company.

    Given the number of serious issues here which shareholders may wish to address at the ballotbox, we believe confidential voting makes sense.


<F1>
We intend to make proposals on these subjects at the meeting but at this time do not intend to solicit proxies therefor.

     Pier 1 management has not told us its position on confidential voting, but other companies have argued against similar proposals by claiming shareholders can get confidentiality by placing their stock in the name of a broker or other nominee. However, by being the record owner rather than the broker, you avoid possible brokers' maintenance fees. You may be able to get shareholder materials faster. You need not rely on a broker to make sure your vote gets counted and your confidences are kept. Record owners have enhanced legal rights under state corporation law, such as the right to inspect corporate records. You should not have to give up all this just to have a secret ballot vote.

PLEASE VOTE FOR THE FOLLOWING PROPOSAL:

     Resolved, that shareholders recommend the Company adopt a confidential voting policy for shareholders, to which the only exceptions shall be disclosure to independent inspectors of election, or as required by law, or of comments on the cards directed to management.

Shareholder approval of this proposal would not bind the board to adopt confidential voting. However, most companies' boards comply with recommendations approved by a majority of shareholders.

EXECUTIVE COMPENSATION

     In the fiscal year ending February 1995, Pier 1's Chairman and CEO Clark Johnson received a total of $1,427,139 of compensation, consisting of the following:

     Salary              $610,000
     Bonus               $610,000
     Other Annual Comp.  $50,054
     Restricted Stock    $91,505
     All Other           $65,580

We incorporate by reference the full explanation of this compensation contained in last year's company proxy statement. We urge you to read management's upcoming proxy statement for more current information on executive compensation.

THIS SOLICITATION

     The costs of this solicitation are being borne by United
Food & Commercial Workers Local 99R, which is the record owner of 148 shares of Pier 1 common stock. We will not have specially engaged proxy solicitors but will use our regular staff. We expect our soliciting expenses will be about $2000. We will solicit proxies by mail, telephone, and fax. We are a non-profit organization representing employees in Arizona, primarily in the grocery business. We are organizing Albertson's stores over management opposition through what we feel are improper means. Pier 1's CEO Clark Johnson is on Albertson's board of directors. We have made similar shareholder proposals at other companies similarly connected to Albertsons. We will present the secret ballot proposal and vote your proxy as you direct, regardless of the outcome of Albertson's labor situation or Johnson continuing to sit on its board. We have sent a flier to each Pier 1 store advising employees of their legal rights, but have no interest in representing Pier One employees, nor are aware of any labor dispute at Pier One.

VOTING PROCEDURE

     There are only two sure ways of voting for this proposal:

(1) RETURN THE ENCLOSED SURVEY TO OBTAIN A PROXY CARD FROM US LATER. Currently we cannot solicit a proxy card from you without the SEC Rules requiring you to waive your right to vote in the directors election (and on any other matters which may be up for a shareholder vote.) Therefore, we are not producing a proxy card until after management's proxy statement has come out (announcing the candidates for director and any other issues up for a vote). We will send you a proxy card if you request one on the enclosed survey form.

(2) You can vote in person at the shareholders meeting. The exact time and place of the meeting have not been confirmed yet, but management has indicated the meeting will be on June 27 at the Worthington Hotel in Fort Worth, TX.

     Management's forthcoming proxy card might give you an opportunity to vote on this proposal. We asked management to include the proposal on its card and believe this is legally required, but management has declined to confirm it will do so. READ THE COMPANY'S CARD CAREFULLY BEFORE YOU SEND IT IN: IF IT SIMPLY GIVES MANAGEMENT DISCRETIONARY AUTHORITY TO VOTE ON "OTHER MATTERS" WITHOUT ALLOWING YOU TO DIRECT MANAGEMENT'S VOTE ON THIS PROPOSAL, BY SIGNING MANAGEMENT'S CARD YOU WILL BE ALLOWING MANAGEMENT TO VOTE YOUR SHARES AGAINST THIS PROPOSAL.

     All holders of common stock as of the record date (to be announced by the Company) are entitled to vote. You may revoke your vote at any time by (1) executing a later proxy card; (2) appearing at the meeting to vote, or (3) delivering the proxyholder or the Company's secretary written notice of revocation prior to the date of the meeting: J. Rodney Lawrence, Secretary, Pier 1 Imports, 301 Commerce Street, Suite 600, Fort Worth TX 76102, tel. (817) 878-8250; fax (817) 334-0191.

     We will keep the content of all cards we receive confidential (except from our agents) until the meeting. At that point the cards must be presented to the company's tabulator in order to be counted.

PROPOSALS FOR FUTURE MEETINGS

     SEC Rule 14a-8 gives any shareholder who has owned more than $1000 worth of the company's stock for more than one year the right to have the company's proxy statement include a shareholder proposal and supporting statement.

     The deadline for submitting such proposals for inclusion in the proxy statement for the 1997 annual meeting will be in mid-January 1996 (assuming another June meeting date). The exact deadline will appear in the Company's forthcoming proxy statement. Feel free to contact us if you would like more information about shareholder proposals.

PLEASE RETURN THE ENCLOSED SURVEY FORM SO YOU CAN VOTE FOR THE
PROPOSAL TO GIVE SHAREHOLDERS THE RIGHT TO VOTE BY SECRET BALLOT.

                                        Sincerely,


                                        William McDonough
                                        President UFCW 99

PLEASE RETURN THE ENCLOSED SURVEY TO
                    UFCW 99R
                    2501 W. Dunlap Avenue
                    Phoenix AZ

SURVEY OF PIER ONE SHAREHOLDERS (this is not a proxy)

A. CHECK HERE IF YOU WANT US TO SEND YOU A PROXY CARD SO YOU CAN
VOTE ON THE SHAREHOLDER PROPOSAL FOR SECRET BALLOT VOTING: [   ]
(put your name and address below)

B. OPINION SURVEY (please return this even if you do not want us to send you a proxy card):

1. Do you support the idea of confidential voting for shareholders?

          Yes  _____     No   ____  Undecided  ________

2. Do you support placing the Company's poison pill up for shareholder vote?

          Yes  ____      No  _____  Undecided _______

3. Do you support putting the Company's "Post-Employment
Consulting Agreement" (executive severance plan) up for a shareholder vote?

          Yes  ____      No  _____  Undecided _______

4. Do you believe management compensation should be based more on stock performance than salary?

          Yes  ____      No  _____  Undecided _______

5. What is your favorite thing about the Company?

6. What is the worst thing about the Company?

7. List anything you would like management to change:

THE FOLLOWING INFORMATION WILL BE KEPT CONFIDENTIAL:

Name __________________________________Title, if any __________

Address _______________________________________________________

Phone/fax ________ # Shares owned  ________

Return to: UFCW 99R, 2501 W. Dunlap Ave., Phoenix AZ 85021